UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)

                       Bogen Communications International, Inc.
                  -------------------------------------------------
                                   (Name of Issuer)

                       Common Stock, $0.001 Par Value Per Share
                  -------------------------------------------------
                            (Title of Class of Securities)

                                     097189 10 4
                  -------------------------------------------------
                                    (CUSIP NUMBER)

                                    James G. Dinan
                               Dinan Management, L.L.C.
                             350 Park Avenue, 25th Floor
                                  New York, NY 10022
                                    (212) 377-2020

                                   WITH COPIES TO:
                               Richard P. Swanson, Esq.
                                 Thelen Reid & Priest
                                 40 West 57th Street
                                  New York, NY 10019
                                    (212) 603-6783
                  -------------------------------------------------

                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    July 20, 1998
                  -------------------------------------------------
               (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                     SCHEDULE 13D

           CUSIP NO.  097189 10 4               PAGE  2  OF  22  PAGES
                     -------------                   ---    ----
          -----------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


               James G. Dinan
          -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                    (b) [X]
          -----------------------------------------------------------------
          3    SEC USE ONLY

          -----------------------------------------------------------------
          4    SOURCE OF FUNDS*

                    AF

          -----------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]

          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
          -----------------------------------------------------------------
           NUMBER OF     7    SOLE VOTING POWER

            SHARES                 0
                         --------------------------------------------------
         BENEFICIALLY    8    SHARED VOTING POWER

           OWNED BY                982,643 shares
                         --------------------------------------------------
             EACH        9    SOLE DISPOSITIVE POWER

           REPORTING               0
                         --------------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER

                                   982,643 shares

          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    982,643 shares
          -----------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]

          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.8%
          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

                    IN
          -----------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

           CUSIP NO.  097189 10 4               PAGE  3  OF  22  PAGES
                     -------------                   ---    ----
          -----------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


               York Select, L.P.
          -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                    (b) [X]
          -----------------------------------------------------------------
          3    SEC USE ONLY


          -----------------------------------------------------------------
          4    SOURCE OF FUNDS*

                    WC
          -----------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]
          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
          -----------------------------------------------------------------
           NUMBER OF     7    SOLE VOTING POWER

            SHARES                 44,116 shares
                         --------------------------------------------------
         BENEFICIALLY    8    SHARED VOTING POWER

           OWNED BY                0
                         --------------------------------------------------
             EACH        9    SOLE DISPOSITIVE POWER

           REPORTING               44,116 shares
                         --------------------------------------------------

          PERSON WITH    10   SHARED DISPOSITIVE POWER

                                   0
          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

                    44,116 shares
          -----------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]

          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.7%
          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

                    PN
          -----------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

           CUSIP NO.  097189 10 4               PAGE  4  OF  22  PAGES
                     -------------                   ---    ----
          -----------------------------------------------------------------

          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


               York Investment Limited
          ----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                    (b) [X]
          ----------------------------------------------------------------
          3    SEC USE ONLY

          ----------------------------------------------------------------
          4    SOURCE OF FUNDS*

                    WC
          ----------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]

          ----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    Commonwealth of the Bahamas
          ----------------------------------------------------------------
           NUMBER OF     7    SOLE VOTING POWER

            SHARES                 563,712 shares
                         -------------------------------------------------
         BENEFICIALLY    8    SHARED VOTING POWER

           OWNED BY
                         -------------------------------------------------
             EACH        9    SOLE DISPOSITIVE POWER

           REPORTING               563,712 shares
                         -------------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER

                                   0
          ----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    563,712 shares
          ----------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]

          ----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.5%
          ----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

                    CO
          ----------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

           CUSIP NO.  097189 10 4               PAGE  5  OF  22  PAGES
                     -------------                   ---    ----
          -----------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


               York Capital Management, L.P.
          ----------------------------------------------------------------

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                    (b) [X]
          ----------------------------------------------------------------
          3    SEC USE ONLY

          ----------------------------------------------------------------
          4    SOURCE OF FUNDS*

               WC
          ----------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]
          ----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
          ----------------------------------------------------------------
           NUMBER OF     7    SOLE VOTING POWER

            SHARES                 304,015 shares
                         -------------------------------------------------
         BENEFICIALLY    8    SHARED VOTING POWER

           OWNED BY                0
                         -------------------------------------------------
             EACH        9    SOLE DISPOSITIVE POWER

           REPORTING               304,015 shares
                         -------------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER

                                   0
          ----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    304,015 shares
          ----------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]

          ----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.6%
          ----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

                    PN
          ----------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

           CUSIP NO. 097189 10 4                PAGE  6  OF  22  PAGES
                    -------------                    ---    ----
          -----------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


               The James G. Dinan Foundation, Inc.
          -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                    (b) [X]
          -----------------------------------------------------------------
          3    SEC USE ONLY

          -----------------------------------------------------------------
          4    SOURCE OF FUNDS*

                    WC
          -----------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]
          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
          -----------------------------------------------------------------
           NUMBER OF     7    SOLE VOTING POWER

            SHARES                 6,000 shares
                         --------------------------------------------------
         BENEFICIALLY    8    SHARED VOTING POWER

           OWNED BY                0
                         --------------------------------------------------
             EACH        9    SOLE DISPOSITIVE POWER

          REPORTING                6,000 shares
                         --------------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER

                                   0
          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,000 shares
          -----------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]
          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.1%
          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

                    CO
          -----------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

           CUSIP NO.  097189 10 4               PAGE  7  OF  22  PAGES
                     -------------                   ---    ----
          -----------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          The Katherine Alexandra Dinan Trust
          -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                    (b) [X]
          -----------------------------------------------------------------
          3    SEC USE ONLY


          -----------------------------------------------------------------
          4    SOURCE OF FUNDS*

                    WC
          -----------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]
          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               New York
          -----------------------------------------------------------------
           NUMBER OF          7    SOLE VOTING POWER

            SHARES                 1,000 shares
                         --------------------------------------------------
         BENEFICIALLY    8    SHARED VOTING POWER

           OWNED BY                0
                         --------------------------------------------------
             EACH             9    SOLE DISPOSITIVE POWER

           REPORTING                    1,000 shares
                         --------------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER

                                   0
          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,000 shares
          -----------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]
          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 0.1%
          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*
                    OO
          -----------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

           CUSIP NO.  097189 10 4               PAGE  8  OF  22  PAGES
                     -------------                   ---    ----
          ----------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          The Zachary Miller Dinan Trust
          -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                    (b) [X]
          -----------------------------------------------------------------
          3    SEC USE ONLY

          -----------------------------------------------------------------
          4    SOURCE OF FUNDS*

               WC
          -----------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]

          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
          -----------------------------------------------------------------
           NUMBER OF     7    SOLE VOTING POWER

            SHARES                 3,000 shares
                         --------------------------------------------------
         BENEFICIALLY    8    SHARED VOTING POWER

           OWNED BY                0
                         --------------------------------------------------
             EACH        9    SOLE DISPOSITIVE POWER

           REPORTING               3,000 shares
                         --------------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER

                                   0
          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,000 shares
          -----------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]
          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 0.1%
          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

                    OO
          -----------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                      Page 9 of 22 pages


          Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 1 amends the Schedule 13D of James G. Dinan, dated December 5, 1997, with respect to the common stock, par value $.001 per share (the "Common Stock"), of Bogen Communications International, Inc., a Delaware corporation (the "Company").

          Often than as supplemented by the information contained herein, this schedule 13D remains unamended, and the information previously disclosed continues to be applicable.

          ITEM 2. (a)  This schedule is being filed jointly by the
                       following persons, together with the persons previously disclosed pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

                       vi  The James G. Dinan Foundation, Inc.
                           ("Foundation") is a New York corporation.

                       vii The Katherine Alexandra Dinan Trust ("KAD
                           Trust") is a New York trust.

                       vii The Zachary Miller Dinan Trust ("ZMD Trust") is
                           a New York trust.

                  Dinan is also filing this statement on behalf of certain other funds and accounts ("Managed Accounts") over which he has discretionary investment authority. Dinan is the President and sole shareholder of JGD Management Corp. ("JGD Management"), a Delaware corporation, which manages the Managed Accounts.

                  (b), (c) and (f)      The Foundation is a private
                                        foundation engaged in charitable
                                        activities.

                           The KAD Trust is a trust for the benefit of a minor.

                           The ZMD Trust is a trust for the benefit of a minor.


                  The address of each of the Foundation, KAD Trust and ZMD Trust is:

                           350 Park Avenue
                           25th Floor
                           New York, New York  10022

                                                      Page 10 of 22 pages


                  (d) No events have occurred which would be required to be reported under the provisions of this Item.

                  (e) No events have occurred which would be required to be reported under the provisions of this Item.


          ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS
                  --------------------------------------------------

                  York Select received 2,255 shares of Common Stock in lieu of dividends on Preferred Stock.

                  York Investment received 28,818 shares of Common Stock in lieu of dividends on Preferred Stock.

                  The source of funds used by York Capital Management, L.P. ("York Capital") was working capital. The approximate aggregate amount of funds used to purchase such securities was $793.00. York Capital also received 15,537 shares of Common Stock in lieu of dividends on Preferred Stock.

                  The source of funds used by the Foundation was working capital. The approximate aggregate amount of funds used to purchase such securities was $45,180.

                  The source of funds used by the KAD Trust was working capital. The approximate aggregate amount of funds used to purchase such securities was $7,527.

                  The source of funds used by the ZMD Trust was working capital. The approximate aggregate amount of funds used to purchase such securities was $22,582.

                  The source of funds used by the Managed Accounts was funds on deposit in the brokerage accounts of the investors for which the purchases were effected. The approximate aggregate amount of funds used to purchase such securities was $470,952.


          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
                    ------------------------------------

                    (a) (b) The beneficial ownership and voting and dispositive power of each of the Reporting Persons Common Stock of the Issuer as of the date hereof is as follows:

               (i) Dinan may be deemed the beneficial owner of 982,643 shares of Common Stock which would represent in the aggregate 14.8% of the Common Stock of the Issuer as a result of his being a Senior Managing Director, Member and holder of a

                                                      Page 11 of 22 pages


                        ninety-nine percent (99%) interest in Dinan
                        Management and the President and holder of a ninety-nine percent (99%) interest in DMC, Sub-manager for York Investment, a member of the Board of Directors of the Foundation, with investment discretion, Co-trustee for each of the KAD Trust and the ZMD Trust and President and sole shareholder of JGD Management, the manager of the Managed Accounts. Dinan does not beneficially own any shares of Common Stock of the Issuer other than through such positions.

               (ii) Dinan Management has purchased no shares of Common Stock of the Issuer solely for its own account. However, by reason of its interest as General Partner of York Capital and York Select, Dinan Management may be deemed to have indirect beneficial ownership of 348,131 shares of Common Stock held by such accounts which would represent 5.23% of Common Stock of the Issuer, and thus Dinan Management may be deemed to have shared voting and dispositive power with York Capital and York Select over such shares of Common Stock.

               (iii) York Capital is the direct beneficial owner of 304,015 shares of Common Stock which represents 4.6% of the Common Stock of the Issuer.

               (iv) York Select is the direct beneficial owner of 44,116 shares of Common Stock which represents 0.7% of the Common Stock of the Issuer.

               (v) York Investment is the direct beneficial owner of 563,712 shares of Common Stock which represents 8.5% of the Common Stock of the Issuer.

               (vi) The Foundation is the direct beneficial owner of 6,000 shares of Common Stock, which represents 0.1% of the Common Stock of the Issuer.

               (vii) The KAD Trust is the direct beneficial owner of 1,000 shares of Common Stock, which represents less than 0.1% of the Common Stock of the Issuer.

               (viii) The ZMD Trust is the direct beneficial owner of 3,000 shares of Common Stock, which represents less than 0.1% of the Common Stock of the Issuer.

               The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13b-3 under the Securities Exchange Act of 1934, as amended.

               (c) Transactions in the class of Securities reported on herein effected within the last sixty (60) days by York Capital. All such transactions comprise open market purchases of Common Stock unless otherwise indicated.

                                                      Page 12 of 22 pages


                          NO. OF               PRICE
               DATE       SHARES              PER SHARE      TOTAL
               ----       ------              ---------      -----
               7/1/98     15,537                 (1)          (1)
               7/13/98       100                $7.93        $793

          (1)  shares received as dividend on Preferred Stock.

               Transaction in the class of Securities reported on herein effected within the last sixty (60) days by York Select.

                         NO. OF               PRICE
               DATE      SHARES              PER SHARE      TOTAL
               ----      ------              ---------      -----
               7/1/98    2,255                   (1)         (1)

          (1)  shares received as dividend on Preferred Stock.

               Transaction in the class of Securities reported on herein effected within the last sixty (60) days by York Investment.

                         NO. OF                PRICE
               DATE      SHARES              PER SHARE      TOTAL
               ----      ------              ---------      -----
               7/1/98    28,818                  (1)         (1)

          (1)  shares received as dividend on Preferred Stock.

               Transaction in the class of Securities reported on herein effected in the last sixty (60) days by the Foundation. Such transaction was an open market purchase of Common Stock.

                         NO. OF               PRICE
               DATE      SHARES              PER SHARE       TOTAL
               ----      ------              ---------       -----
               6/26/98   6,000                 $7.53        $45,180

               Transaction in the class of Securities reported on herein effected in the last sixty (60) days by the KAD Trust. Such Transaction was an open market purchase of Common Stock.

                         NO. OF                PRICE
               DATE      SHARES              PER SHARE       TOTAL
               ----      ------              ---------       -----
               6/26/98   1,000                 $7.53        $ 7,527

               Transaction in the class of Securities reported herein effected in the last sixty (60) days by the ZMD Trust. Such Transaction was an open market purchase of Common Stock.

                                                      Page 13 of 22 pages


                         NO. OF               PRICE
               DATE      SHARES              PER SHARE       TOTAL
               ----      ------              ---------       -----
               6/26/98   3,000                 $7.53        $22,582

               Transactions in the class of Securities reported on herein effected in the last sixty (60) days by the Managed Accounts. Such Transactions were open market purchases of Common Stock.

                          NO. OF               PRICE
               DATE       SHARES             PER SHARE       TOTAL
               ----       ------             ---------       -----
               7/9/98      7,000               $7.80        $54,615
               7/10/98       900               $7.82        $ 7,035
               7/20/98     5,000               $7.78        $38,915
               7/21/98     6,600               $7.68        $50,704
               7/21/98     5,400               $7.68        $41,473
               7/21/98     7,700               $7.68        $59,152
               7/21/98     5,400               $7.68        $41,488
               7/22/98     2,500               $7.78        $19,450
               7/22/98     2,500               $7.79        $19,465
               7/23/98     5,500               $7.78        $42,790
               7/23/98     5,400               $7.78        $42,047
               7/24/98     6,900               $7.80        $53,835


               (d)  Not applicable.

               (e)  Not applicable.


          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
                    --------------------------------

                    Exhibit A.  Agreement of Joint Filing.

                                                      Page 14 of 22 pages

          SIGNATURES
          ----------

               After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, or him, as the case may be, is true, complete and correct.


          Dated:  July 30, 1998



                                        York Capital Management, L.P.

                                        Dinan Management, L.L.C.

                                        By: /s/ James G. Dinan
                                            -----------------------------
                                            James G. Dinan
                                            Senior Managing Director

                                                      Page 15 of 22 pages

          SIGNATURES
          ----------

               After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, or him, as the case may be, is true, complete and correct.


          Dated:  July 30, 1998



                                        York Select, L.P.

                                        Dinan Management, L.L.C.

                                        By:  /s/ James G. Dinan
                                            -------------------------------
                                            James G. Dinan
                                            Senior Managing Director

                                                      Page 16 of 22 pages

          SIGNATURES
          ----------

               After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, or him, as the case may be, is true, complete and correct.


          Dated:  July 30, 1998




                                        By: /s/ James G. Dinan
                                            -------------------------------
                                            James G. Dinan

                                                      Page 17 of 22 pages


          SIGNATURES
          ----------

               After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, or him, as the case may be, is true, complete and correct.


          Dated:  July 30, 1998



                                        York Investment Limited

                                        Dinan Management Corporation,
                                         Sub-Manager

                                        By:  /s/ James G. Dinan
                                            -------------------------------
                                            James G. Dinan
                                            President

                                                      Page 18 of 22 pages


          SIGNATURES
          ----------

               After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, or him, as the case may be, is true, complete and correct.


          Dated:  July 30, 1998



                                        The James G. Dinan Foundation, Inc.



                                        By:  /s/ James G. Dinan
                                            -------------------------------
                                            James G. Dinan
                                            President

                                                      Page 19 of 22 pages

          SIGNATURES
          ----------

               After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, or him, as the case may be, is true, complete and correct.


          Dated:  July 30, 1998



                                        The Katherine Alexandra Dinan Trust



                                        By:  /s/ James G. Dinan
                                            -------------------------------
                                            James G. Dinan
                                            Co-Trustee

                                                      Page 20 of 22 pages

          SIGNATURES
          ----------

               After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, or him, as the case may be, is true, complete and correct.


          Dated:  July 30, 1998


                                        The Zachary Miller Dinan Trust



                                        By:  /s/ James G. Dinan
                                            -------------------------------
                                            James G. Dinan
                                            Co-Trustee

                                EXHIBIT INDEX

           Exhibit         Description
           -------         -----------

             A             Agreement of Joint Filing